Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis maintained strong innovation momentum in second quarter, while reconfirming full year outlook

•	Net sales grew 2%1 in Q2, with core operating leverage across Q2 and H1

o	Net sales of USD 14.6 billion grew 2% (+2% cc2) in Q2; USD 28.7 billion (+2%, +2% cc) in H1

o	Strong operating income growth in Q2 of 6% (+11% cc) and H1 of 14% (+21% cc), growing faster than sales

o	Core2 operating income in Q2 up 3% (+6% cc) and H1 up 2% (+6% cc), growing faster than sales

o	Core EPS up 4% (+7% cc) in Q2; up 2% (+7% cc) in H1

o	Free cash flow2 improved by 38% in Q2 to USD 2.4 billion; USD 3.2 billion (+6%) in H1

•	Significant innovation milestones in Q2 reinforce pipeline strength and growth prospects

o	Zykadia received FDA approval in ALK+ non-small cell lung cancer

o	LCZ696 granted FDA Fast Track designation and agreed to rolling submission in heart failure

o	CART immunotherapy CTL019 granted FDA Breakthrough Therapy status, fifth for Novartis

o	Ophthalmology pipeline strengthened with exclusive ex-US rights to Fovista and positive CHMP opinion for Simbrinza in glaucoma

o	Novartis entered agreement to license Google “smart lens” technology

•	Strong execution on growth products and emerging markets across divisions in Q2

o	Growth products3 grew 18% (USD) to USD 4.7 billion, or 32% of Group net sales

o	Strong performance in Emerging Growth Markets3 (+8% cc), led by Russia and China

•	Q2 core margin improvement (cc) mainly driven by productivity initiatives

o	2.1 percentage points (cc) of core margin growth in Pharmaceuticals

o	Group core margin improved (1.1 percentage points cc) mainly due to R&D (0.9 percentage points cc) and M&S (0.5 percentage points cc)

•	2014 Group outlook reconfirmed: Group net sales to grow low to mid-single digit (cc), core operating income to grow ahead of sales (and now refined to mid to high-single digit rate cc)

Key figures			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q2 2014	4	Q2 2013	% change		Q2 2013	H1 2014	4	H1 2013	% change		H1 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	14 637		14 354	2	2	14 488	28 659		28 233	2	2	28 504
Operating income	3 095		2 923	6	11	2 970	6 584	5	5 772	14	21	5 866
Net income	2 585		2 519	3	7	2 548	5 553	5	4 912	13	19	4 970
EPS (USD)	1.05		1.01	4	8	1.03	2.26	5	1.99	14	19	2.01
Free cash flow	2 413		1 745	38		1 785	3 178		2 985	6		3 083
Core
Operating income	3 797		3 692	3	6		7 454		7 343	2	6
Net income	3 283		3 188	3	6		6 495		6 397	2	6
EPS (USD)	1.34		1.29	4	7		2.64		2.59	2	7

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
2 Constant currencies (cc), core results, free cash flow and 2013 data excluding the blood transfusion diagnostics unit are non-IFRS measures. An explanation of non-IFRS measures and reconciliation tables can be found beginning on page 52 of the Condensed Interim Financial Report.
3 Growth products are defined on page 2, and Emerging Growth Markets are defined on page 9.
4 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 11.
5 Includes the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit.

Basel, July 17, 2014 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered solid financial performance with core margin expansion in the second quarter and first half. Pharmaceuticals, in particular, showed improved productivity, driving core operating leverage for the Group. We also made significant progress on innovation across the portfolio, reaching milestones such as FDA approval for Zykadia in ALK+ non-small cell lung cancer, FDA Fast Track designation and rolling submission for LCZ696 in chronic heart failure, CHMP recommendation for Simbrinza in glaucoma, and FDA Breakthrough Therapy designation for CTL019 in acute lymphoblastic leukemia. These innovation milestones reinforce the growth prospects of our leading businesses.”

GROUP REVIEW

On April 221, Novartis announced that it had reached definitive agreements with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on a set of transactions that are consistent with the company’s strategy and would further accelerate its future growth.

In an inter-conditional transaction with GSK, Novartis agreed to: (1) acquire GSK oncology products and become GSK’s preferred commercialization partner for its oncology pipeline; (2) create a joint venture with GSK in consumer healthcare, in which Novartis would own 36.5%; and (3) divest its Vaccines Division (excluding flu) to GSK. In addition, Novartis agreed to divest its Animal Health Division to Lilly.

All transactions are subject to closing conditions. The transaction with GSK is expected to close in the first half of 2015, and the transaction with Lilly is expected to close in the first quarter of 2015. Novartis also commenced a sale process to divest its flu vaccines business.

Following the announcement of the transactions, in order to comply with International Financial Reporting Standards (IFRS), Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations, defined on page 11.

Despite the IFRS required presentation of discontinuing versus continuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to manage and report performance on a total Group basis.

In addition, all growth rates related to Novartis Group and Vaccines Division results contained within this release, unless otherwise noted, refer to 2013 data excluding the blood transfusion diagnostics business, to help illustrate performance on a comparable basis.

Second quarter

Group net sales grew on strong execution of growth products2
Group net sales increased 2% (+2% cc) to USD 14.6 billion in the second quarter. Growth products contributed USD 4.7 billion or 32% of Group net sales, up 18% (USD) over the prior-year quarter.

Group operating income increased 6% (+11% cc) to USD 3.1 billion. Currency had a negative impact of 5 percentage points, primarily due to the stronger Swiss franc and weakening of emerging market currencies, partly offset by a stronger euro. Operating income margin was 21.1% of net sales, up 1.8 percentage points (cc) from the prior-year quarter. Operating income benefitted from an exceptional commercial settlement gain related to retained intellectual property rights transferred from Vaccines of approximately USD 0.3 billion recorded in Corporate. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 70 million for the quarter. The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.7 billion (2013: USD 0.8 billion).

1 The “portfolio transformation announcement date” or “announcement date.”
2 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months).

Core operating income was USD 3.8 billion (+3%, +6% cc). Core operating income margin in constant currencies increased 1.1 percentage points mainly due to significant margin improvement at Pharmaceuticals. The cessation of depreciation of property, plant and equipment and software amortization related to the discontinuing operations had a positive impact of USD 33 million, improving the core operating income margin by 0.2 percentage points. Currency had a negative impact of 0.9 percentage points, resulting in a net increase of 0.2 percentage points to 25.9% of net sales.

Group net income of USD 2.6 billion was up 3% (+7% cc), below operating income due to higher income tax and net financial expense.

EPS was USD 1.05 (+4%, +8% cc), growing faster than net income due to the lower average number of outstanding shares.

Group core net income of USD 3.3 billion was up 3% (+6% cc), in line with core operating income.

Core EPS was USD 1.34 (+4%, +7% cc), growing faster than core net income due to the lower average number of outstanding shares.

Free cash flow accelerated in the second quarter, and was up 38% over the prior-year period to USD 2.4 billion, mainly due to higher operating income and lower net working capital, partly offset by the in-licensing payment for Fovista of USD 0.2 billion.

Comparing results for the second quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+1% cc), Group total operating income was up 4% (+9% cc), Group total net income increased 1% (+6% cc), and Group total EPS grew faster than Group total net income due to the lower average number of outstanding shares at 2% (+7% cc).

Continuing operations1

Pharmaceuticals net sales reached USD 8.2 billion (+1%, +1% cc) with volume growth of 5 percentage points and a positive price impact of 2 percentage points, partly offset by generic competition (-6 percentage points). Sales growth was impacted by Japan, which saw a continued decline in Diovan sales and a biennial price cut for many brands. In the US, Diovan monotherapy inventory destocking ahead of the generic entry in July 2014 also impacted sales. Growth products generated USD 3.4 billion of division net sales, growing 15% (cc) over the same period last year. These products – which include Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the COPD (chronic obstructive pulmonary disease) portfolio2 and Jakavi – contributed 42% of division net sales, compared to 36% in the 2013 quarter.

Operating income declined 6% (-3% cc) to USD 2.4 billion, mainly due to exceptional divestment gains in the prior year and exceptional charges in the current year. Core operating income grew 5% (+8% cc) to USD 2.6 billion, generating strong core operating leverage, mainly driven by reduced functional costs versus prior year. Core margin in constant currencies increased 2.1 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net margin expansion of 1.2 percentage points to 31.6% of net sales.

Alcon net sales were USD 2.8 billion (+3%, +4% cc) in the second quarter, led by growth in Ophthalmic Pharmaceuticals and Surgical, coupled with strong Emerging Growth Markets performance (+6%, +10% cc). Surgical (+4%, +4% cc) was driven by strong equipment sales, particularly the launch of Alcon's new Centurion phacoemulsification cataract platform, as well as the LenSx femtosecond laser system for cataract surgery, partially offset by a decline in intraocular lenses (IOLs) in light of recent competitor entries to the astigmatic IOL segment. Ophthalmic Pharmaceuticals grew (+3%, +4% cc) despite a weak allergy season. Vision Care grew (+2%, +1% cc), as solid contact lens sales growth driven by Dailies Total1 was offset by a decline in contact lens care resulting from global market shifts to daily disposable lenses and competitive pressure in the US.

1 Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time. See page 11.
2 The COPD portfolio includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Operating income increased 19% (+23% cc) to USD 471 million, mainly due to prior-year integration costs. Core operating income was USD 1.0 billion (+1%, +2% cc). Core operating income margin in constant currencies decreased by 0.5 percentage points mainly due to product mix; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.9 percentage points to 36.6% of net sales.

Sandoz net sales increased 5% (+4% cc) to USD 2.3 billion in the second quarter, as volume growth of 11 percentage points more than compensated for 7 percentage points of price erosion. Asia (excluding Japan) delivered double-digit sales growth (cc), while Central and Eastern Europe and the US grew at a high single-digit rate despite the negative customer consolidation impact in the US. Japan showed double-digit sales growth. German sales of retail generics and biosimilars grew 1% (cc) despite weak market demand. Sandoz continued to strengthen its leading global position in biosimilars (USD 128 million, +23% cc).

Sandoz operating income was USD 244 million (-6%, +3% cc). Core operating income was USD 351 million (-3%, +3% cc). Core operating income margin in constant currencies decreased by 0.2 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.1 percentage points to 15.1% of net sales.

Discontinuing operations1

Vaccines2 net sales declined 13% (-14% cc) to USD 240 million for the second quarter compared to USD 277 million in the prior-year period. The decline was primarily due to the phasing of bulk pediatric shipments. Excluding the phasing impact, demand continued to be solid across the product portfolio, particularly in the meningitis and travel franchises. Operating loss was USD 175 million for the quarter compared to a loss of USD 140 million in 2013. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 52 million for the quarter, comprising USD 23 million for depreciation and USD 29 million for amortization.

Core operating loss was USD 157 million compared to a loss of USD 91 million for the 2013 quarter, mainly due to the timing of sales and increased operating costs of the newly licensed Holly Springs facility in addition to two large Phase III quadrivalent influenza vaccine (QIV) studies, slightly offset by the cessation of depreciation.

Comparing results for the second quarter of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 42% (-42% cc) and operating loss increased by 88% (-87% cc).

Consumer Health, which comprises OTC and Animal Health, saw net sales increase 5% (+5% cc) to USD 1.1 billion in the second quarter, driven by solid OTC performance across key regions. Operating income amounted to USD 88 million compared to USD 29 million in the prior-year quarter, primarily driven by higher gross margin. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 18 million for the quarter, comprising USD 8 million for depreciation and USD 10 million for amortization.

Core operating income increased 87% (+111% cc) to USD 97 million. Core operating income margin in constant currencies increased by 5.2 percentage points. Currency had a negative impact of 1.2 percentage points, resulting in a net increase of 4.0 percentage points to 9.2% of net sales.

1 Despite the required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 11.
2 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

First half

All three leading businesses contributed to net sales growth for the Group
Group net sales increased 2% (+2% cc) to USD 28.7 billion in the first half. Growth products contributed USD 9.0 billion or 31% of Group net sales, up 18% (USD) over the first half of 2013.

Group operating income increased 14% (+21% cc) to USD 6.6 billion, mainly due to a USD 0.9 billion exceptional gain in the first quarter from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 7 percentage points was mainly due to the stronger Swiss franc, and weakening yen and emerging market currencies, partly offset by the stronger euro. Operating income margin was 23.0% of net sales, up 3.7 percentage points (cc) from the prior-year period, partially offset by a negative currency impact of 1.1 percentage points. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date related to the discontinuing operations had a positive impact of USD 70 million for the first half. The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.9 billion (2013: USD 1.6 billion).

Core operating income increased 2% (+6% cc) to USD 7.5 billion. Core operating income margin remained stable at 26.0% of net sales. The cessation of depreciation of property, plant and equipment and software amortization related to the discontinuing operations had a positive impact of USD 33 million, improving the core operating income margin by 0.1 percentage points. The 1.0 percentage point increase in constant currencies was fully offset by the negative currency impact.

Group net income of USD 5.6 billion was up 13% (+19% cc), broadly in line with operating income.

EPS was up 14% (+19% cc) to USD 2.26, in line with net income.

Group core net income of USD 6.5 billion was up 2% (+6% cc), in line with core operating income.

Core EPS was USD 2.64 (2%, +7% cc), growing faster than core net income due to the lower average number of outstanding shares.

Free cash flow of USD 3.2 billion was up 6% over the first half of 2013, mainly due to higher operating income and lower net working capital, partly offset by the Fovista payment of USD 0.2 billion.

Comparing results for the first half of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Group total net sales grew 1% (+1% cc), Group total operating income was up 12% (+19% cc), Group total net income increased 12% (+17% cc) and Group total EPS grew in line with Group total net income at 12% (+18% cc).

Continuing operations1

Pharmaceuticals delivered net sales of USD 16.0 billion (0%, +1% cc) in the first half, driven by volume growth (+6 percentage points) and pricing (+2 percentage points), which offset the impact of generic competition (-7 percentage points).

Operating income was USD 4.6 billion (-9%, -5% cc) for the first half. Core operating income increased 2% (+6% cc) to USD 5.1 billion, achieving core operating leverage due to sales growth and lower functional costs versus prior year. Core margin in constant currencies improved by 1.5 percentage points; currency had a negative impact of 0.9 percentage points, resulting in a net margin expansion of 0.6 percentage points to 32.1% of net sales.

1 Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time. See page 11.

Alcon net sales grew 3% (+5% cc) to USD 5.5 billion in the first half. Surgical franchise sales advanced 5% (+6% cc), driven by strong equipment and disposables sales, offset by a slight decline in IOLs. Ophthalmic Pharmaceuticals growth (+2%, +4% cc) was driven by Systane in dry eye and fixed-dose combination products in glaucoma, offset by a weak allergy season in the US and Japan. Vision Care (+3%, +3% cc) benefitted from innovative launches in contact lenses, balanced by declining sales in contact lens care products.

Alcon operating income (+5%, +14% cc) was USD 851 million. Core operating income was USD 2.0 billion (-1%, +3% cc). Core operating income margin in constant currencies decreased by 0.6 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 1.3 percentage points to 35.8% of net sales.

Sandoz net sales increased by 4% (+4% cc) to USD 4.6 billion in the first half, as volume growth of 13 percentage points more than offset 9 percentage points of price erosion. Performance was driven by double-digit retail generics and biosimilars sales growth in Asia (excluding Japan) (+17% cc) and high single-digit growth in Canada (+9% cc) and Latin America (+9% cc). Japan continued to show double-digit growth (+13% cc). German sales of retail generics and biosimilars declined slightly (-1% cc). Biosimilars grew 23% (cc) to reach USD 245 million globally for the first half of the year.

Sandoz operating income increased by 3% (+12% cc) to USD 526 million. Core operating income declined 7% (-2% cc) to USD 738 million. Core operating income margin in constant currencies decreased by 1.0 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net decrease of 1.8 percentage points to 15.9% of net sales.

Discontinuing operations1

Vaccines2 net sales declined 3% (-4% cc) to USD 455 million in the first half compared to USD 467 million in the prior-year period, primarily driven by the phasing of bulk pediatric shipments. Excluding the phasing impact, demand continued to be solid across the product portfolio, with growth of 6% (cc), particularly in the meningitis franchise with Menveo and the recently launched Bexsero. Operating income was USD 463 million compared to a loss of USD 355 million in 2013, driven by the USD 878 million exceptional gain from the divestment of the blood transfusion diagnostics business to Grifols S.A. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 52 million, comprising USD 23 million for depreciation and USD 29 million for amortization.

Core operating loss was USD 355 million in the first half year compared to a loss of USD 264 million in the prior-year period, mainly due to increased operating costs of the newly licensed Holly Springs facility in addition to two large Phase III QIV studies, slightly offset by the cessation of depreciation.

Comparing results for the first half of 2014 and the same period in 2013 including the blood transfusion diagnostics unit, Vaccines net sales declined 38% (-39% cc) and operating loss for the first half of 2013 amounted to USD 261 million.

Consumer Health net sales increased 5% (+6% cc) to USD 2.1 billion in the first half, driven by strong performance of key global brands and product re-launches in both OTC and Animal Health. Operating income amounted to USD 129 million compared to USD 40 million in the prior-year. This increase was mainly driven by higher gross margin from incremental sales and lower Lincoln related impairments and restructuring expenses, while maintaining commercial investments behind the growth of key brands and product re-launches. The cessation of depreciation and amortization of non-current assets from the portfolio transformation announcement date had a positive impact of USD 18 million for the first half, comprising USD 8 million for depreciation and USD 10 million for amortization.

1 Despite the required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 11.
2 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit.

Core operating income increased 23% (+46% cc) to USD 157 million. Core operating income margin in constant currencies increased by 2.4 percentage points. Currency had a negative impact of 1.3 percentage points, resulting in a net increase of 1.1 percentage points to 7.5% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three core priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. In the second quarter, we made significant progress in each of these areas.

Innovation: Strong pipeline progress continued in the second quarter

The second quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Zykadia approved in the US in ALK+ non-small cell lung cancer
Zykadia (ceritinib, LDK378) received FDA approval as a treatment for patients with anaplastic lymphoma kinase positive (ALK+) metastatic non-small cell lung cancer (NSCLC) who have progressed on or are intolerant to crizotinib. A regulatory application was also submitted in the EU for LDK378 in ALK+ NSCLC.

•	EC approved label expansion of Gilenya in multiple sclerosis
The European Commission endorsed the CHMP opinion recommendation to expand the EU label for Gilenya (fingolimod) in multiple sclerosis to include patients not responding to disease-modifying therapies (DMTs) beyond interferon. The updated EU label will allow patients who have failed on other DMTs to be treated with Gilenya.

•	Simbrinza received positive opinion from CHMP
The CHMP also issued a positive opinion for Alcon’s Simbrinza eye drops suspension (brinzolamide 10 mg/mL and brimonidine tartrate 2 mg/mL) to decrease elevated intraocular pressure (IOP) in adult patients with open-angle glaucoma or ocular hypertension, for whom monotherapy provides insufficient IOP reduction.

Regulatory submissions and filings

•	FDA granted Fast Track designation, agreed to rolling NDA submission for LCZ696
The FDA granted Fast Track designation and agreed to a rolling NDA submission for LCZ696 in heart failure with reduced ejection fraction. The designation follows the early closure of the Phase III PARADIGM-HF trial, the largest ever trial of a heart failure treatment, based on strength of interim results.

•	CTL019 granted FDA Breakthrough Therapy designation
In July, the FDA granted Breakthrough Therapy status to CTL019, an investigational chimeric antigen receptor (CAR) therapy for the treatment of pediatric and adult patients with relapsed/refractory acute lymphoblastic leukemia. The company acquired the rights to CTL019 from the University of Pennsylvania in 2012 as part of a multiyear collaboration agreement. This is the fifth Breakthrough Therapy designation for Novartis.

•	Novartis submitted FDA application for vaccine candidate Bexsero
Novartis submitted a Biologic License Application to the FDA for marketing approval for the use of Bexsero to help protect against meningitis B (MenB) in adolescents and young adults.

Results from important clinical trials and other highlights

•	Novartis to license Google “smart lens” technology
In July, Novartis announced that it entered into an agreement with a division of Google Inc. to in-license its “smart lens” technology for all ocular medical uses. The technology involves non-invasive sensors, microchips and other miniaturized electronics embedded within contact lenses.

•	Novartis announced agreement for exclusive ex-US rights to Fovista
Novartis announced the signing of an agreement with Ophthotech Corporation (Ophthotech) for the exclusive rights to market Fovista (anti-PDGF aptamer) outside the US. If approved, Fovista is expected to be first to market in this class of therapies for wet age-related macular degeneration.1

•	Jakavi pivotal Phase III study in PV showed significant improvement in disease control
Pivotal Phase III trial results presented at the Annual Meeting of the American Society of Clinical Oncology (ASCO) showed that Jakavi (ruxolitinib) significantly improved two key measures of disease control in polycythemia vera (PV). Global regulatory filings are underway.

•	New data showed Zykadia shrank tumors in majority of ALK+ NSCLC patients
Data presented at ASCO showed that Zykadia shrank tumors in patients with ALK+ NSCLC, including those who had received previous treatment with an ALK inhibitor and those receiving one for the first time.

•	LBH589 pivotal Phase III study in multiple myeloma met primary endpoint
Also at ASCO, Novartis presented pivotal Phase III trial results that showed that adding investigational compound LBH589 (panobinostat) to bortezomib and dexamethasone significantly improved progression-free survival in patients with relapsed or relapsed and refractory multiple myeloma compared to treatment with the same regimen with placebo.

•	LDE225 pivotal study in advanced BCC met primary endpoint
A pivotal Phase II trial of investigational oral compound LDE225 (sonidegib) presented at ASCO showed that patients with locally advanced or metastatic basal cell carcinoma (BCC) taking LDE225 had marked and sustained tumor shrinkage. LDE225 was submitted in the EU in the second quarter and additional worldwide submissions are underway.

•	Signifor LAR pivotal Phase III study showed superior efficacy in acromegaly
Phase III trial results showed that acromegaly patients for whom current standard of care provides inadequate disease control achieved greater biochemical control with investigational therapy Signifor LAR (pasireotide LAR; SOM230). These findings, along with a separate Phase III trial, are the basis for worldwide regulatory filings in this indication.

•	Positive results for Ultibro Breezhaler reinforced strong competitive profile
Phase III trial results demonstrated the superiority of once-daily Ultibro Breezhaler (indacaterol/glycopyrronium) 110/50 mcg in lung function compared to twice-daily Seretide® Accuhaler® (salmeterol/fluticasone (SFC)) 50/500 mcg.2

•	Onbrez Breezhaler Phase IV switch study met primary objective in moderate COPD patients
Top-line results from a Phase IV switch study confirmed non-inferiority of once-daily Onbrez Breezhaler (indacaterol) 150 mcg in lung function compared to twice-daily Seretide® (SFC 50/500 mcg) in patients with moderate COPD and no exacerbations in the previous year.1

•	New data and analyses confirmed efficacy of Gilenya across key measures of MS
New data showed that more MS patients treated with Gilenya had brain volume loss rates comparable to people without MS compared to those taking placebo. Additionally, new pooled analyses confirmed the consistent efficacy of Gilenya across four key measures of MS in pre-treated patients with high disease activity.

•	Trials underway to expand efficacy data for RLX030 in acute heart failure
The FDA and CHMP confirmed that further evidence of the efficacy of RLX030 (serelaxin) is required for approval in the US and EU, respectively, for the treatment of acute heart failure (AHF).

•	Holly Springs licensed as first US pandemic-ready site for cell-culture flu vaccines
The FDA licensed Novartis’ manufacturing facility in Holly Springs, North Carolina for the production of cell-culture influenza vaccines, making it the first US facility of its kind.

1 For full details see page 27 of the Condensed Interim Financial Report.
2 See footnotes on page 27 of the Condensed Interim Financial Report.

Growth: Strong commercial execution and global presence continued to drive growth

In the second quarter, key growth drivers – including growth products like Gilenya, Afinitor and Tasigna, as well as biosimilars and Emerging Growth Markets – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Key growth products

•
Growth products contributed 32% of Group net sales in the second quarter, up 18% (USD) over the 2013 period. In Pharmaceuticals, growth products contributed 42% of division net sales in the quarter, up 15% in constant currencies over the previous-year quarter.

•	Gilenya (USD 606 million, +28% cc), our oral MS therapy, saw strong growth in the second quarter, driven by ex-US markets.

•	Afinitor (USD 384 million, +25% cc) continued to deliver solid growth over the 2013 period.

•	Tasigna (USD 373 million, +18% cc) continued to gain market segment share in the quarter, driving growth in our CML franchise (which includes Gleevec/Glivec in addition to Tasigna).

•	Biosimilars (USD 128 million, +23% cc) continued to grow at a strong double-digit rate in the quarter, reinforcing Sandoz’ global leadership position.
Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 8% (cc) in the second quarter (excluding diagnostics), led by Russia (+17% cc) and China (+13% cc).

•
Alcon, in particular, saw strong growth in Emerging Growth Markets, which contributed 26% of total net sales for the division, up 10% (cc) over the prior-year quarter. This was led by Asia (+11% cc), which saw growth across all franchises.

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as R&D, our manufacturing network and supporting infrastructure. Improving productivity and leveraging synergies across divisions will help us support margins.

•
Novartis Business Services (NBS), a shared services organization designed to enhance profitability by harmonizing high-quality services at lower costs across Group and divisions, was launched in July. NBS covers more than USD 6 billion in expenses, and synergies generated by the organization are expected to improve margin over time.

•	In the second quarter, we generated approximately USD 400 million in Procurement savings by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint with the announced re-location of our LenSx manufacturing operations in Aliso Viejo, California (US) to our main surgical manufacturing site in Irvine, California (US). This brings the total number of production sites that have been or are in the process of being restructured or divested to 24. Related to this initiative, we recorded exceptional charges of USD 38 million in the second quarter of 2014 and USD 103 million in the first half. This brings total exceptional charges to USD 618 million cumulatively since the program began in the fourth quarter of 2010.

In total, our productivity initiatives generated gross savings that contributed approximately USD 700 million in the second quarter, putting us on track to achieve our productivity target of 3-4% of net sales in 2014.

Quality: Continued focus on quality remediation

The continued focus on quality system upgrades across the network is resulting in significant improvements. In the second quarter, a total of 60 health authority inspections of manufacturing sites across the network were completed, four of which were conducted by the FDA. All were deemed acceptable or good. In addition, on July 16, 2014, Novartis received a formal communication from the FDA in which the FDA closes out the November 2011 Warning Letter relating to the Sandoz manufacturing sites in Boucherville, Broomfield and Wilson by stating that it appears that the company has addressed the violations of the Warning Letter. These outcomes validate the intense approach and emphasis on driving sustainable solutions that Novartis is taking to quality assurance.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first half of 2014, 41.2 million treasury shares were delivered as a result of options exercised related to employee participation programs. Novartis is mitigating the dilutive impact of these programs on an ongoing basis and has so far repurchased 34.1 million shares (USD 2.9 billion) on the SIX Swiss Exchange first trading line in the first half of 2014. In addition, Novartis repurchased 12.4 million shares (USD 1.1 billion) on the second trading line in the same period under the announced share buy-back of USD 5.0 billion spread over two years. An additional 4.0 million shares (USD 0.3 billion) were repurchased from employees related to employee share participation plans.

Also during the first half of 2014, Novartis issued two bonds for a total amount of USD 4.0 billion and repaid a USD 2.0 billion bond issued in February 2009 at maturity.

As of the end of June 2014, the net debt stood at USD 13.1 billion compared to USD 8.8 billion at December 31, 2013. The increase of USD 4.3 billion was driven by the dividend payment of USD 6.8 billion, share repurchases of USD 4.3 billion and other net cash outflow items of USD 0.1 billion. This was partially compensated by the free cash flow of USD 3.2 billion, the proceeds from options exercised of USD 2.4 billion and USD 1.3 billion of divestment proceeds.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

On July 16, 2014, Novartis announced that it would divest its 43% stake in LTS Lohmann Therapie-Systeme AG (LTS). The transaction, which requires regulatory approvals and other customary conditions, is expected to close this year, at which time it is anticipated that Novartis will realize an after-tax gain of approximately USD 0.4 billion.

Management changes

Vas Narasimhan is appointed Global Head of Development, Novartis Pharmaceuticals, effective August 1, 2014, reporting to David Epstein, Head of Novartis Pharmaceuticals. Narasimhan joined Novartis in 2005 and will succeed Tim Wright, who has decided to pursue opportunities outside the company and to spend more time with his family. Narasimhan has worked within the Pharmaceuticals and Vaccines businesses and has held the role of Global Head, Development, Novartis Vaccines.

In addition, Eric Cornut is appointed Chief Ethics, Compliance and Policy Officer, effective August 1, 2014, reporting to Joseph Jimenez, CEO of Novartis. Cornut will lead the Integrity & Compliance and Public Affairs functions at Novartis. He has held numerous leadership positions at Novartis, exposing him to many different stakeholder groups. His role as the Chief Commercial Officer at Novartis Pharmaceuticals, as well as previous positions at regional and country levels, have positioned him well to work in partnership with external stakeholders.

2014 Group outlook

Barring unforeseen events

We are reconfirming our outlook1 for full year 2014. Group net sales in 2014 are expected to grow at a low to mid-single digit rate (cc). Group core operating income is expected to grow ahead of sales (cc) in 2014, and now refined to mid to high-single digit (cc).

This outlook recognizes the entry of generic competition for Diovan monotherapy in the US on July 7, 2014, including an authorized generic from Sandoz on the same date.

If June average exchange rates prevail for the remainder of the year, the currency impact for the year would be -1% on sales and -3% to -4% on core operating income.

Consolidated financial statements reflecting the portfolio transformation

Following the transactions announcement on April 22, in order to comply with International Financial Reporting Standards (IFRS), Novartis is required to separate the Group’s reported financial data for the current and prior year into “discontinuing” and “continuing” operations.

Discontinuing operations include the Animal Health Division, the OTC Division, and all of the Vaccines Division except for certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities.

Discontinuing operations also include the gain on the divestment of the blood transfusion diagnostics unit, completed on January 9, 2014, and related prior-year results for this activity. Due to this divestment, the 2013 Novartis Group and Vaccines divisional data contained within this release excludes the results of the blood transfusion diagnostics unit, to help illustrate performance on a comparable basis.

As required by IFRS, 2014 results exclude from the announcement date any further depreciation and amortization related to discontinuing operations.

Despite the IFRS required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis.

Continuing operations comprise all other activities of the Novartis Group, including the Pharmaceuticals, Alcon and Sandoz Divisions and the retained Corporate activities.

Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time.

Details of the split of the Group’s consolidated income statement into discontinuing and continuing operations for all quarters of 2013 and for the first quarter of 2014 can be found on our website at http://www.novartis.com/downloads/investors/financial-results/quarterly-results/q2-2014-required-changes.pdf.

1 The outlook is based on the total Group business. This includes the cessation of depreciation and amortization following IFRS reporting requirements, although this is not expected to have a material impact on guidance. All comparisons to prior year are based on 2013 data excluding the divested blood transfusion diagnostics unit.

Summary Financial Performance

Group total key figures
			excl. Diagnostics1			Reported			excl. Diagnostics1			Reported
	Q2 2014	2	Q2 2013	% change		Q2 2013	H1 2014	2	H1 2013	% change		H1 2013
	USD m		USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	14 637		14 354	2	2	14 488	28 659		28 233	2	2	28 504
Operating income	3 095		2 923	6	11	2 970	6 584	3	5 772	14	21	5 866
As % of net sales	21.1		20.4			20.5	23.0	3	20.4			20.6
Core operating income	3 797		3 692	3	6		7 454		7 343	2	6
As % of net sales	25.9		25.7				26.0		26.0

Continuing operations4

Group total continuing operations
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 347	13 073	2	2	26 114	25 775	1	2
Operating income	3 184	3 033	5	9	5 999	6 092	-2	4
As % of net sales	23.9	23.2			23.0	23.6
Core operating income	3 859	3 731	3	7	7 659	7 484	2	7
As % of net sales	28.9	28.5			29.3	29.0

Pharmaceuticals
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 199	8 121	1	1	16 006	15 998	0	1
Operating income	2 406	2 557	-6	-3	4 627	5 096	-9	-5
As % of net sales	29.3	31.5			28.9	31.9
Core operating income	2 593	2 472	5	8	5 132	5 045	2	6
As % of net sales	31.6	30.4			32.1	31.5

Alcon
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 817	2 736	3	4	5 459	5 302	3	5
Operating income	471	397	19	23	851	809	5	14
As % of net sales	16.7	14.5			15.6	15.3
Core operating income	1 031	1 025	1	2	1 956	1 969	-1	3
As % of net sales	36.6	37.5			35.8	37.1

Sandoz
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 331	2 216	5	4	4 649	4 475	4	4
Operating income	244	259	-6	3	526	510	3	12
As % of net sales	10.5	11.7			11.3	11.4
Core operating income	351	360	-3	3	738	791	-7	-2
As % of net sales	15.1	16.2			15.9	17.7

1 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
2 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date. See page 11.
3 Includes the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit.
4 Continuing operations do not yet include the results from Oncology assets to be acquired from GSK on closing of the transaction or the results from the 36.5% interest in the GSK/Novartis consumer healthcare joint venture that will be created at the same time. See page 11.

Discontinuing operations1

Group total discontinuing operations
		excl. Diagnostics2			Reported			excl. Diagnostics2			Reported
	Q2 2014	Q2 2013	% change		Q2 2013	H1 2014		H1 2013	% change		H1 2013
	USD m	USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	1 290	1 281	1	1	1 415	2 545		2 458	4	4	2 729
Operating loss/income	-89	-110	19	20	-63	585	3	-320	nm	nm	-226
As % of net sales	-6.8	-8.6			-4.5	23.0	3	13.0			-8.3
Core operating loss	-62	-39	-59	-59		-205		-141	-45	-45
As % of net sales	-4.8	-3.0				8.1		-5.7

Vaccines20
		excl. Diagnostics2			Reported			excl. Diagnostics2			Reported
	Q2 2014	Q2 2013	% change		Q2 2013	H1 2014		H1 2013	% change		H1 2013
	USD m	USD m	USD	cc	USD m	USD m		USD m	USD	cc	USD m
Net sales	240	277	-13	-14	411	455		467	-3	-4	738
Operating loss/income	-175	-140	-25	-24	-93	463	3	-355	nm	nm	-261
As % of net sales	-72.9	-50.5			-22.6	101.8	3	-76.0			-35.4
Core operating loss	-157	-91	-73	-71		-355		-264	-34	-34
As % of net sales	-65.4	-32.9				-78.0		-56.5

Consumer Health
	Q2 2014	Q2 2013	% change		H1 2014	H1 2013	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 050	1 004	5	5	2 090	1 991	5	6
Operating income	88	29	nm	nm	129	40	nm	nm
As % of net sales	8.4	2.9			6.2	2.0
Core operating income	97	52	87	111	157	128	23	46
As % of net sales	9.2	5.2			7.5	6.4

1 Despite the required presentation of discontinuing operations, until the transactions announced on April 22 are closed, Novartis remains fully committed to all Group activities, and will continue to report performance on a total Group basis. 2014 results exclude depreciation and amortization related to discontinuing operations from the portfolio transformation announcement date.
2 All comparisons to prior year are based on 2013 data excluding the blood transfusion diagnostics unit. See page 81 of the Condensed Interim Financial Report.
3 Includes the USD 0.9 billion gain from the divestment of the blood transfusion diagnostics unit.
4 All periods exclude certain intellectual property rights and related other revenues which will be retained by Novartis and are now reported under Corporate activities, with 2013 reported results being restated for this impact. See page 81 of the Condensed Interim Financial Report.
nm = not meaningful

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1828193/633643.pdf.

Novartis Q2 and H1 2014 Condensed Interim Financial Report – Supplementary Data

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “prospects,” “momentum,” “pipeline,” “outlook,” “positive CHMP opinion,” “inter-conditional,” “would,” “subject to,” “committed,” “focus,” “strategy,” “positive opinions,” “positive opinion,” “ongoing,” “to grow,” “recommendation,” “Fast Track,” “Breakthrough Therapy,” “expected,” “underway,” “designed,” “over time,” “on track,” “in the future,” “will,” “priority,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Lilly, regarding potential future transactions regarding the Novartis flu vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Nor can there be any guarantee that Novartis will enter into an agreement to divest its flu vaccines franchise in the future, or at any particular time. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Seretide® and Accuhaler® are registered trademarks of GSK.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 28, 2014                                Third quarter results 2014
January 27, 2015                                 Fourth quarter and full year results 2014
February 27, 2015                               Annual General Meeting